UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K/A
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of June, 2009
Commission File Number 000-51138
GRAVITY Co., Ltd.
(Translation of registrant’s name into English)
Nuritkum Square Business Tower 15F, 1605 Sangam-Dong, Mapo-Gu, Seoul, Korea 121-270
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☑ Form 20-F   ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes   ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

EXPLANATORY NOTE
GRAVITY Co., Ltd. (NasdaqGM: GRVY) (“Gravity” or “Company”) is furnishing this report on Form 6-K/A in order to correct the amount of equity in loss of related joint venture and partnership and the amount of investment, and corresponding line items, including net loss and total assets, in the quarterly financial statements for each quarter ended March 31, 2008, June 30, 2008 and September 30, 2008 included in the Company’s press releases contained in the Form 6-Ks furnished to the Securities Exchange Commission (“SEC”) on July 7, 2008, October 14, 2008 and November 17, 2008, respectively (collectively, “Original Filings”). A summary of the changes are set forth in this “explanatory note” and the portions amended in the Original Filings are set forth below in the section titled “Form 6-Ks amended and superseded.”
In the course of preparing the financial statements for 2008 in accordance with generally accepted accounting principles in the Unites States (“US-GAAP”), the Company identified that the Company needed to recognize additional equity loss of partnership amounting to KRW 3,323 million related with its investment in Online Game Revolution Fund No. 1 (“Fund”). This Fund is operated in Japan and the objective of the Fund is to invest in business relating to online games for the benefit of all the partners. The Fund invested in games to obtain distribution right, revenue sharing right or ownership of the games. In early 2008, the Fund invested in a game under development and acquired the ownership of the game. While the Fund capitalized acquisition cost of in-process software as an intangible asset in accordance with generally accepted accounting principles in Japan, the Company determined that the Company needed to account for its investment in the Fund under equity method of accounting and as the investment related to purchasing in-process software prior to establishing technological feasibility, such costs should have been expensed as research and development costs when incurred rather than capitalized under US-GAAP. The above accounting treatment should have been reflected in the Company’s financial statement in the first quarter ended March 31, 2008. The second and third quarter ended should also have been revised in order to recognize the effects of exchange rate change on the additional loss above.
As a result, the Company determined that the correct amount of equity in loss of related joint venture and partnership (i) for the three months ended March 31, 2008 was KRW 3,364 million, or KRW 3,143 million greater than KRW 221 million previously reported; (ii) for the three months ended June 30, 2008 was KRW 177 million, or KRW 118 million greater than KRW 59 million previously reported ; and (iii) for the three months ended September 30, 2008 was KRW 123 million, or KRW 63 million greater than KRW 60 million previously reported, which correspondingly increased net loss amount (i) for the three months ended March 31, 2008 from KRW 1,370 million to KRW 4,514 million; and (ii) for the three months ended June 30, 2008 from KRW 665 million to KRW 782 million and decreased net income amount for the three months ended September 30, 2008 from KRW 932 million to KRW 869 million.
FORM 6-Ks AMENDED AND SUPERSEDED
For the convenience of the reader, this Form 6-K/A does not set forth the complete text of the press releases and the financial statements included in the Original Filings, but include only portions amended by the corrected financial information. The changes we have made are a result of and reflect the amendments described herein; no other information in the Original Filings has been changed.
The following hereby updates and supersedes the Company’s financial information for each quarter ended March 31, 2008, June 30, 2008 and September 30, 2008 included in the Company’s press releases and financial statements in the Form 6-Ks furnished to the SEC on July 7, 2008, October 14, 2008 and November 17, 2008, respectively.
1.	Form 6-K originally furnished on July 7, 2008, amended and superseded as follows
(1) Press release
As originally reported:
As a result of the foregoing factors, Gravity recorded a net loss of KRW 1,370 million (US$1,309 thousand) for the first quarter of 2008 compared with a net loss of KRW 6,237 million (US$5,960 thousand) for the fourth quarter of 2007 and a net loss of KRW 973 million (US$931 thousand) for the first quarter of 2007.
As amended:
As a result of the foregoing factors, Gravity recorded a net loss of KRW 4,514 million (US$4,312 thousand) for the first quarter of 2008 compared with a net loss of KRW 6,237 million (US$5,960 thousand) for the fourth quarter of 2007 and a net loss of KRW 973 million (US$931 thousand) for the first quarter of 2007.

(2) Consolidated Balance Sheet
As originally reported:
(In millions of KRW and in thousands of US$)

	As of
	31-Dec-07		31-Mar-08
	KRW	US$	KRW	US$
Assets	(audited)	(unaudited)	(unaudited)	(unaudited)

Investment	20	19	3,935	3,759

Total assets	96,927	92,594	95,067	90,818

Liabilities and shareholders’ equity
Retained earnings	(2,879)	(2,750)	(4,249)	(4,059)
Accumulated other comprehensive income (loss)	(245)	(234)	770	735

Total shareholders’ equity	75,476	72,102	75,176	71,815

Total liabilities and shareholders’ equity	96,927	92,594	95,067	90,818

As amended:
(In millions of KRW and in thousands of US$)

	As of
	31-Dec-07		31-Mar-08
	KRW	US$	KRW	US$
Assets	(audited)	(unaudited)	(unaudited)	(unaudited)

Investment	20	19	20	19

Total assets	96,927	92,594	91,152	87,077

Liabilities and shareholders’ equity
Retained earnings	(2,879)	(2,750)	(7,393)	(7,062)
Accumulated other comprehensive income (loss)	(245)	(234)	(2)	(2)

Total shareholders’ equity	75,476	72,102	71,260	68,074

Total liabilities and shareholders’ equity	96,927	92,594	91,152	87,077

(3) Consolidated Statement of Operations
As originally reported:
(In millions of KRW and in thousands of US$)

	Three months ended
	31-Dec-07		31-Mar-07		31-Mar-08
	(KRW)	(US$)	(KRW)	(US$)	(KRW)	(US$)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Equity in loss of related joint venture and partnership	679	649	171	163	221	211

Net loss	(6,237)	(5,960)	(973)	(931)	(1,370)	(1,309)

As amended:
(In millions of KRW and in thousands of US$)

	Three months ended
	31-Dec-07		31-Mar-07		31-Mar-08
	(KRW)	(US$)	(KRW)	(US$)	(KRW)	(US$)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Equity in loss of related joint venture and partnership	679	649	171	163	3,364	3,214

Net loss	(6,237)	(5,960)	(973)	(931)	(4,514)	(4,312)

Note:
For convenience purposes only, the KRW amounts have been expressed in U.S. dollars at the rate of KRW 1,046.80 to US$1.00, the noon buying rate in effect on June 30, 2008 as quoted by the Federal Reserve Bank of New York.

2.	Form 6-K originally furnished on October 14, 2008, amended and superseded as follows
(1) Press release
As originally reported:
As a result of the foregoing factors, Gravity recorded a net loss of KRW 665 million (US$557 thousand) for the second quarter of 2008 compared with a net loss of KRW 1,370 million for the first quarter of 2008 and a net loss of KRW 3,415 million for the second quarter of 2007.
As amended:
As a result of the foregoing factors, Gravity recorded a net loss of KRW 782 million (US$654 thousand) for the second quarter of 2008 compared with a net loss of KRW 4,513 million for the first quarter of 2008 and a net loss of KRW 3,415 million for the second quarter of 2007.
(2) Consolidated Balance Sheet
As originally reported:
(In millions of KRW and in thousands of US$)

	As of
	31-Dec-07		30-Jun-08
	KRW	US$	KRW	US$
Assets	(audited)	(unaudited)	(unaudited)	(unaudited)

Investment	20	17	3,810	3,189

Total assets	96,927	81,121	94,701	79,257

Liabilities and shareholders’ equity
Retained earnings	(2,879)	(2,410)	(4,914)	(4,113)
Accumulated other comprehensive income (loss)	(245)	(204)	969	811

Total shareholders’ equity	75,476	63,168	74,764	62,571

Total liabilities and shareholders’ equity	96,927	81,121	94,701	79,257

As amended:
(In millions of KRW and in thousands of US$)

	As of
	31-Dec-07		30-Jun-08
	KRW	US$	KRW	US$
Assets	(audited)	(unaudited)	(unaudited)	(unaudited)

Investment	20	17	484	405

Total assets	96,927	81,121	91,375	76,474

Liabilities and shareholders’ equity
Retained earnings	(2,879)	(2,410)	(8,175)	(6,842)
Accumulated other comprehensive income (loss)	(245)	(204)	904	757

Total shareholders’ equity	75,476	63,168	71,438	59,788

Total liabilities and shareholders’ equity	96,927	81,121	91,375	76,474

(3) Consolidated Statement of Operations
As originally reported:
(In millions of KRW and in thousands of US$)

	Three months ended				Six months ended
	31-Mar-08	30-Jun-07	30-Jun-08		30-Jun-07	30-Jun-08
	(KRW)	(KRW)	(KRW)	(US$)	(KRW)	(KRW)	(US$)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Equity in loss of related joint venture and partnership	221	163	59	50	334	280	234

Net loss	(1,370)	(3,415)	(665)	(557)	(4,388)	(2,035)	(1,703)

As amended:
(In millions of KRW and in thousands of US$)

	Three months ended				Six months ended
	31-Mar-08	30-Jun-07	30-Jun-08		30-Jun-07	30-Jun-08
	(KRW)	(KRW)	(KRW)	(US$)	(KRW)	(KRW)	(US$)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Equity in loss of related joint venture and partnership	3,364	163	177	148	334	3,541	2,964

Net loss	(4,514)	(3,415)	(782)	(654)	(4,388)	(5,296)	(4,432)

Note:
For convenience purposes only, the KRW amounts have been expressed in U.S. dollars at the rate of KRW 1,194.85 to US$1.00, the noon buying rate in effect on October 1, 2008 as quoted by the Federal Reserve Bank of New York.

3.	Form 6-K originally furnished on November 17, 2008, amended and superseded as follows
(1) Press release
As originally reported:
As a result of the foregoing factors, Gravity recorded a net income of KRW 932 million (US$737 thousand) for the third quarter of 2008 compared with a net loss of KRW 665 million for the second quarter of 2008 and a net loss of KRW 12,576 million for the third quarter of 2007.
As amended:
As a result of the foregoing factors, Gravity recorded a net income of KRW 869 million (US$689 thousand) for the third quarter of 2008 compared with a net loss of KRW 782 million for the second quarter of 2008 and a net loss of KRW 12,576 million for the third quarter of 2007.
(2) Consolidated Balance Sheet
As originally reported:
(In millions of KRW and in thousands of US$)

	As of
	31-Dec-07		30-Sep-08
	KRW	US$	KRW	US$
Assets	(audited)	(unaudited)	(unaudited)	(unaudited)

Investments	20	16	6,910	5,475

Total assets	96,927	76,804	96,051	76,110

Liabilities and shareholders’ equity
Retained earnings	(2,879)	(2,281)	(3,982)	(3,155)
Accumulated other comprehensive income (loss)	(245)	(195)	2,426	1,922

Total shareholders’ equity	75,476	59,806	77,103	61,096

Total liabilities and shareholders’ equity	96,927	76,804	96,051	76,110

As amended:
(In millions of KRW and in thousands of US$)

	As of
	31-Dec-07		30-Sep-08
	KRW	US$	KRW	US$
Assets	(audited)	(unaudited)	(unaudited)	(unaudited)

Investments	20	16	3,034	2,404

Total assets	96,927	76,804	92,175	73,039

Liabilities and shareholders’ equity
Retained earnings	(2,879)	(2,281)	(7,306)	(5,789)
Accumulated other comprehensive income (loss)	(245)	(195)	1,873	1,484

Total shareholders’ equity	75,476	59,806	73,226	58,024

Total liabilities and shareholders’ equity	96,927	76,804	92,175	73,039

(3) Consolidated Statement of Operations
As originally reported:
(In millions of KRW and in thousands of US$)

	Three months ended				Nine months ended
	30-Jun-08	30-Sep-07	30-Sep-08		30-Sep-07	30-Sep-08
	(KRW)	(KRW)	(KRW)	(US$)	(KRW)	(KRW)	(US$)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Equity in loss of related joint venture and partnership	59	13	60	47	347	341	271

Net income (loss)	(665)	(12,576)	932	737	(16,963)	(1,103)	(874)

As amended:
(In millions of KRW and in thousands of US$)

	Three months ended				Nine months ended
	30-Jun-08	30-Sep-07	30-Sep-08		30-Sep-07	30-Sep-08
	(KRW)	(KRW)	(KRW)	(US$)	(KRW)	(KRW)	(US$)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Equity in loss of related joint venture and partnership	177	13	123	97	347	3,664	2,903

Net income (loss)	(782)	(12,576)	869	689	(16,963)	(4,427)	(3,508)

Note:
For convenience purposes only, the KRW amounts have been expressed in U.S. dollars at the rate of KRW 1,262.00 to US$1.00, the noon buying rate in effect on November 3, 2008, as quoted by the Federal Reserve Bank of New York.

About GRAVITY Co., Ltd.
Based in Korea, Gravity is a developer and publisher of online games. Gravity’s principal product, Ragnarok OnlineTM, is a popular online game in many markets, including Japan, Taiwan and Thailand, and is currently commercially offered in 39 countries and markets. For more information about Gravity, please visit http://www.gravity.co.kr.
Forward-Looking Statements:
Certain statements in this report may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe” “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements contain these words. Investors should consider the information contained in our submissions and filings with the United States Securities and Exchange Commission (the “SEC”), including our registration statement on Form F-1, as amended, and our annual reports on Form 20-F, together with such other documents and we may submit to or file with the SEC from time to time, on Form 6-K. The forward-looking statements speak only as of this report and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.
Contacts:
Mr. Heung Gon Kim
Chief Financial Officer
Gravity Co., Ltd.
Email: kheung@gravity.co.kr
Ms. Yoon Joo Lee
IR Manager
Gravity Co., Ltd.
Email: yoonjoo.lee@gravity.co.kr
Telephone: +82-2-2132-7800
#       #       #

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY Co., Ltd.
Date: 06/19/2009	By:	/s/ Heung Gon Kim
		Name:	Heung Gon Kim
		Title:	Chief Financial Officer